This preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 24, 2003

Prospectus Supplement	Filed pursuant to 424(b)(5)

, 2003	Registration No. 333-97819
To Prospectus dated November 26, 2002

$125,000,000

Odyssey Re Holdings Corp.

% Senior Notes Due 2013

        Odyssey Re Holdings Corp. is offering $125.0 million aggregate principal amount of      % senior notes due                     , 2013. Interest on the notes will be paid semi-annually on                     and                     of each year, beginning on                     , 2004. The notes will mature on                     , 2013.

      We can redeem the notes at any time, in whole or in part, at the redemption price set forth in this prospectus supplement in the section entitled “Description of the Notes — Optional Redemption.” The notes are not subject to any mandatory sinking fund.

      The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness.

      Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page 7 of the accompanying prospectus.

	Per Note	Total

Public offering price(1)	%	$
Underwriting discount	%	$
Proceeds, before expenses, to Odyssey Re Holdings Corp.	%	$

(1)	Plus accrued interest, if any, from , 2003, if settlement occurs after this date.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

      The notes will be delivered to investors on or about                     , 2003 in book-entry form only through the facilities of The Depository Trust Company.

Joint Book-Running Managers

Banc of America Securities LLC	Credit Suisse First Boston	JPMorgan

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

Where You Can Find More Information About OdysseyRe	4
Forward-Looking Statements	5
The Company	6
Risk Factors	7
Use of Proceeds	15
Dividend Policy	15
Ratio of Earnings to Fixed Charges	15
Description of Debt Securities	16
Description of Preferred Stock	31
Description of Common Stock	34
Description of Warrants	36
Description of Stock Purchase Contracts	38
Description of Units	39
Description of the 4.375% Debentures	40
Federal Income Tax Consequences For Holders of 4.375% Debentures	61
Selling Securityholders	69
Plan of Distribution	73
Legal Matters	74
Experts	74

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part is this prospectus supplement, which describes the terms of the securities that we are currently offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the securities that we are currently offering. Generally, the term “prospectus” refers to both parts combined.

      You should read this prospectus supplement along with the accompanying prospectus. You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates. The notes are being offered and sold only in jurisdictions where offers and sales are permitted.

      If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supercedes the information in the accompanying prospectus.

      Unless the context requires otherwise or otherwise as expressly stated, the terms “we,” “our,” “us,” “OdysseyRe” and the “Company” refer to Odyssey Re Holdings Corp., a Delaware corporation, and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION ABOUT ODYSSEYRE

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information, or obtain copies of the information by mail, at the following location of the SEC:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, DC 20549

      You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like OdysseyRe, that file electronically with the SEC. The address of the site is www.sec.gov.

      You can also inspect reports, proxy statements and other information about OdysseyRe at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We are “incorporating by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus. The following documents, which have been filed by us with the SEC, are incorporated by reference into this prospectus supplement and the accompanying prospectus:

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002; and

•	Proxy Statement for the Annual Meeting of Stockholders held on April 23, 2003;

      All documents that we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act from the date of this prospectus supplement until all of the securities being offered under this prospectus supplement are sold (other than current reports furnished under item 9 or item 12 of Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus supplement and accompanying prospectus.

      Any statements made in this prospectus supplement and the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in any subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Investor Relations

Odyssey Re Holdings Corp.
140 Broadway, 39th Floor
New York, New York, 10005
Tel: (212) 978-4700

      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus supplement and the accompanying prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Any written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements relate to, among other things, our plans and objectives for future operations. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors, which we describe in more detail elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, include, but are not limited to:

•	the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

•	a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;

•	the lowering or loss of one of our financial or claims-paying ratings, including those of our subsidiaries;

•	risks associated with implementing our business strategies;

•	uncertainties in our reserving process;

•	failure of our reinsurers to honor their obligations;

•	actions of our competitors, including industry consolidation;

•	increased competition from alternative sources of risk management products, such as the capital markets;

•	loss of services of any of our key employees;

•	the passage of federal or state legislation subjecting our business to additional supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate; and

•	changes in economic conditions, including interest rate conditions which could affect our investment portfolio.

      The words “believe,” “anticipate,” “project,” “expect,” “intend,” “will likely result,” “will seek to” or “will continue” and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described some important factors that could cause our actual results to differ materially from our expectations in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including factors discussed in the accompanying prospectus in the section titled “Risk Factors.” Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

      The following summary is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, incorporated by reference in this prospectus supplement and the accompanying prospectus. Investors should carefully consider the information set forth under “Risk Factors” in the accompanying prospectus.

ODYSSEY RE HOLDINGS CORP.

Overview

      OdysseyRe is a leading U.S. based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer a broad range of both treaty and facultative reinsurance to property and casualty insurers and reinsurers. Treaty reinsurance involves the reinsurance of a specific line or class of business for an insurance company pursuant to an agreement or treaty. Facultative reinsurance involves the reinsurance of a specific policy as opposed to a line or class of business. We also underwrite insurance business through our Lloyd’s of London syndicate and our insurance subsidiary, Hudson Insurance Company. We are among the top ten reinsurance companies, and one of the top five broker market reinsurers, in the United States, based on gross premiums written, as published by the Reinsurance Association of America as of June 30, 2003.

      We offer a variety of reinsurance and insurance products across numerous geographic regions and classes of business, which we believe provides us with greater stability in our financial results. Our global presence is established through our 12 offices, with principal locations in the United States, the United Kingdom, Europe, Asia, Latin America and Canada. Our business is organized across four operating divisions: the Americas, EuroAsia, London Market, which operates through our London Branch and in the Lloyd’s of London market, and U.S. Insurance divisions. The United States is our largest market, generating 59.5% of our gross premiums written for the six months ended June 30, 2003, with the remaining 40.5% comprised of international business.

      The table below illustrates gross premiums written by division for the six-month period ended June 30, 2003.

	$	%

Americas	$682.1	57.2%
EuroAsia	182.2	15.3
London Market	190.3	16.0
U.S. Insurance	137.9	11.5

Total(1)	$1,173.7	100.0%

(1)	A portion of the gross premiums written by the U.S. Insurance division have been ceded to, and are also included in, the Americas division’s gross premiums written. Accordingly, the sum of the gross premiums written for each division does not agree to the total gross premiums written as shown in the table above and as reflected in the consolidated statements of operations for the six months ended June 30, 2003.

     We principally provide reinsurance to insurers and reinsurers on both a proportional and an excess of loss basis. In the case of proportional coverage, this means we share in the underlying premiums and losses with our customers based on specified participation levels. In the case of excess of loss coverage, we provide protection to our customers under their policies when the losses exceed a specified amount. For the year ended December 31, 2002, our treaty gross premiums written in our reinsurance business were 63.5% comprised of proportional business, with the remaining 36.5% representing excess of loss business. Our broad reinsurance product portfolio includes specialty casualty lines (such as professional liability, directors’ and officers’ liability, excess and surplus, and accident and health), general casualty lines (such as general liability and auto liability) and commercial and personal property lines, which include property catastrophe and homeowners’ coverage. For the year ended December 31, 2002, we derived 71.5% of our gross premiums written from treaty reinsurance business, 10.4% from our Newline Syndicate at Lloyd’s, 9.0% from facultative reinsurance and 9.1% from our primary insurance business.

      Our business is primarily produced through reinsurance brokers in the United States, while we distribute both through brokers and directly to our customers in international markets. This dual channel distribution system provides us with the flexibility to meet the specific needs of our customers and respond to changing market conditions and competitive dynamics in local markets.

      Our senior management team is led by Andrew A. Barnard, our President and Chief Executive Officer. Mr. Barnard has 25 years of experience in the reinsurance industry. Prior to joining OdysseyRe, Mr. Barnard was an Executive Vice President, the Chief Underwriting Officer and a director of Transatlantic Holdings, Inc., a reinsurance company with a long and successful track record, owned by American International Group, Inc. As an executive of Transatlantic Holdings, Mr. Barnard was instrumental in its expansion into international markets and was responsible for the design and implementation of its underwriting strategies and policies. In addition to Mr. Barnard, we also maintain a knowledgeable and experienced management team with established track records in building and managing successful reinsurance businesses.

      For the year ended December 31, 2002, we generated $1.9 billion of gross premiums written, $1.6 billion of net premiums written and $1.7 billion of total revenue. For the six months ended June 30, 2003, we generated gross premiums written of $1.2 billion, representing an increase of $341.8 million or 41.1% over the six months ended June 30, 2002. The price increases that we are experiencing in many of the markets we serve, together with our disciplined underwriting approach, improved our combined ratio to 97.6% for the six months ended June 30, 2003 from 98.8% for the six months ended June 30, 2002.

      We invest our assets on a total return basis, which includes realized and unrealized gains over the long term, using a value-oriented approach. Our net realized capital gains for the six months ended June 30, 2003 increased by $150.8 million, to $169.8 million from a gain of $19.0 million for the six months ended June 30, 2002. The increase in net realized capital gains for the six months ended June 30, 2003 was primarily related to the sale of fixed income securities. As of June 30, 2003, our net pre-tax unrealized capital gains were approximately $128.0 million, up from $36.8 million at December 31, 2002.

      As of June 30, 2003, we had cash and invested assets of $3.6 billion, of which 87.2% was invested in cash, fixed income securities and short term investments with the balance of 12.8% invested principally in value-oriented equity securities. As of June 30, 2003, we had total assets of $5.7 billion and total stockholders’ equity of $1.3 billion. Our stockholders’ equity per common share was $19.77 as of June 30, 2003. Our insurance subsidiaries maintain a rating of “A” (Excellent) from A.M. Best Company, Inc. and an “A-” (Strong) counterparty credit and financial strength rating by Standard & Poor’s Insurance Rating Services.

Corporate Strategy

      Our objective is to build shareholder value by achieving an average return on equity, including net realized capital gains, of 15% over the long-term. We intend to achieve our goal by focusing on underwriting profitability and by generating superior long-term investment returns through:

      Adhering to a strict underwriting philosophy. We emphasize disciplined underwriting over premium growth, concentrating on carefully selecting the risks we reinsure and determining the appropriate price for such risks. We seek to achieve our principal objective of attracting and retaining high quality business by managing our diverse operations with strong elements of central control. We emphasize a disciplined and analytical underwriting process and we monitor financial performance based upon underwriting results. When necessary, we are willing to change pricing or terms upon renewal of existing contracts, sharply reduce or discontinue a product or line in our existing book of business or refuse to write business that we believe presents unacceptable pricing and terms.

      Investing our assets on a total return basis. We expect that the expertise and experience of our investment advisors, Hamblin Watsa Investment Counsel Ltd., a subsidiary of Fairfax Financial Holdings Limited, our majority stockholder, will enable us, using a long-term value oriented philosophy, to optimize the returns on our invested assets viewed on a total return basis. We emphasize a conservative investment philosophy, seeking to protect our capital from loss and generate capital gains by investing in debt and equity securities which we believe are selling at prices below their intrinsic value.

      Maintaining our commitment to financial strength and security. We have a strong balance sheet, with approximately $1.3 billion of U.S. GAAP stockholders’ equity as of June 30, 2003. We will sustain financial stability through strict pricing and conservative loss reserving practices, maintaining prudent operating and financial leverage and investing our portfolio in high quality fixed income securities and value-oriented equity securities. We recognize the importance of our “A” (Excellent) A.M. Best rating to our brokers and customers and intend to manage our business to maintain this rating.

      Expanding our position in domestic and international markets. We believe that the OdysseyRe name is well known and respected in worldwide markets. We intend to build on this brand name recognition by delivering high quality service through maintaining a local presence in the markets which we serve. We continually strive to provide excellent service to our brokers and customers to build relationships over the long term. We maintain efficient operations in selected international markets and we intend to leverage those operations to more actively participate in those markets.

      Pursuing attractive lines of business. We believe our ability to identify and react to changing market conditions provides us with a competitive advantage. Based on the experience and underwriting expertise of our management, we will seek to take advantage of opportunities to write new lines of business or expand existing classes of business, which may include the acquisition of books of business or other companies, based on market conditions and expected profitability.

      Diversifying our access to business. Our ability to produce business through multiple channels, including reinsurance brokers, direct relationships with our reinsurance customers and our insurance subsidiaries, positions us to access diverse markets throughout the world. In addition, we look for opportunities to add value to clients through strategic investments related to our reinsurance business and the design of innovative product features.

      Benefiting from our relationship with Fairfax. We believe that we derive substantial benefit from a strong relationship with Fairfax through our access to superior investment management services, our access to reinsurance business placed by Fairfax and the opportunity to build upon Fairfax’s trading relationships in the U.S. property and casualty market.

      Capitalizing on branch network with centralized control. We operate principally through branch offices, which enables us to conduct business globally while effectively deploying our capital base. Our divisions benefit from centralized functions, including underwriting strategy and administrative services, while preserving their flexibility to effectively service distinct markets and build relationships locally. This provides us with an underwriting platform which produces operating efficiencies and facilitates expansion in existing and new markets. We are also committed to further reducing operating expenses through the continued rationalization of our operations.

Third Quarter 2003 Results

      Gross premiums written for the three months ended September 30, 2003 were $703.0 million, representing an increase of $203.3 million, or 40.7%, over the same period in 2002. Gross premiums written for the nine months ended September 30, 2003 were approximately $1.9 billion, representing an increase of $545.1 million, or 40.9%, over the same period in 2002.

      Total revenues for the three months ended September 30, 2003 were $562.9 million, which includes $17.3 million of net realized capital gains, and for the nine months ended September 30, 2003 were $1.7 billion, which includes $187.1 million of net realized capital gains.

      The combined ratio for the three months ended September 30, 2003 was less than 97.0% and for the nine months ended September 30, 2003 was less than 98.0%.

      Earnings per share on a fully diluted basis for the three months ended September 30, 2003 will be in the range of $0.63 to $0.65 per share, which includes net realized capital gains of approximately $0.17 per share.

THE OFFERING

Issuer	Odyssey Re Holdings Corp.

Securities Offered	$125,000,000 aggregate principal amount of % senior notes due 2013.

Maturity	, 2013.

Interest	The notes will bear interest at a rate of % per year from the date of issue, payable semi-annually in arrears on and each year, commencing on , 2004.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. The notes will be effectively subordinated to any of our future secured indebtedness and to existing and future indebtedness of our subsidiaries.

Optional Redemption	The notes will be redeemable prior to maturity, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus basis points, plus, in each case, accrued interest thereon to the date of redemption. See “Description of the Notes — Optional Redemption.”

Sinking Fund	None.

Use of Proceeds	We intend to use the net proceeds from this offering to contribute capital to our operating subsidiaries and for general corporate purposes. Pending such uses, we intend to invest the net proceeds in U.S. Treasury and government agency and high grade corporate debt securities.

Form	The notes will be issued in book-entry form and will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company, New York, New York (or DTC), or its nominee. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a Public Market for the Notes	The notes are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the notes. See “Underwriting.”

Risk Factors	See “Risk Factors” beginning on page 7 of the accompanying prospectus and other information in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should consider carefully before deciding to invest in the notes.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from this offering of approximately $                     million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to contribute capital to our operating subsidiaries and for general corporate purposes. Pending such uses, we intend to invest the net proceeds in U.S. Treasury and government agency and high grade corporate debt securities.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of our earnings to fixed charges for the periods indicated are as follows:

		Year ended December 31,
	Six months
	ended
	June 30, 2003	2002	2001	2000	1999	1998

Ratio of earnings to fixed charges	40.11	23.69	*	46.95	29.73	61.45

*	Due to our loss in 2001, the ratio coverage was less than 1:1. Additional earnings of $8.8 million would have achieved a coverage ratio of 1:1.

     For purposes of computing our ratio of earnings to fixed charges, earnings includes income before income taxes, undistributed income (loss) from equity investees and fixed charges. Fixed charges consist of interest expense, amortization of capitalized expenses related to indebtedness and an estimated interest factor of rental expense.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2003. Our capitalization is presented:

•	on an actual basis; and

•	as adjusted to reflect the sale of the notes in this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds.”

      You should read the information in this table together with our consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At June 30, 2003

	Actual	As Adjusted

	(in thousands)
Long-term debt
7.49% Senior Notes due 2006	$96,121	$96,121
4.375% Convertible Senior Debentures due 2022	110,000	110,000
Senior Notes offered hereby	—	125,000

Total debt	206,121	331,121

Stockholders’ equity
Preferred stock, $0.01 par value, 200,000,000 shares authorized, none issued and outstanding (actual and as adjusted)	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized, 65,142,857 shares issued (actual and as adjusted)	651	651
Additional paid-in capital	793,334	793,334
Treasury stock, 138,894 shares, at cost	(2,305)	(2,305)
Unearned compensation	(4,005)	(4,005)
Accumulated other comprehensive income, net of deferred income taxes	93,923	93,923
Retained earnings	403,255	403,255

Total stockholders’ equity	1,284,853	1,284,853

Total capitalization	$1,490,974	$1,615,974

Ratio of total debt to total capitalization	13.8%	20.5%

SELECTED FINANCIAL DATA

      The following selected financial data should be read in connection with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes that are incorporated by reference in this prospectus supplement and the accompanying prospectus. U.S. GAAP financial information in the table reflects the results of operations and financial position of OdysseyRe. The results for the year ended December 31, 1999 reflect the results of Odyssey America from April 13, 1999, the date on which it was acquired by Fairfax.

      The following GAAP statement of operations and balance sheet data relating to each of the years 1998 through 2002 has been derived from our annual consolidated financial statements audited by PricewaterhouseCoopers LLP, our independent accountants. The unaudited consolidated balance sheets as of June 30, 2003 and 2002 and the related unaudited consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows include all adjustments which in management’s opinion are necessary for a fair statement of our financial position on such dates and the results of operations for those periods. Consolidated balance sheets as of June 30, 2003, December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the three years ended December 31, 2002 and six months ended June 30, 2003 and 2002, and related notes, appear in our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

      We encourage you to read the consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus because they contain our complete financial statements for the years ended December 31, 2002, 2001 and 2000 and the six months ended June 30, 2003 and 2002. Results of operations for the six months ended June 30, 2003 are not necessarily indicative of results that may be expected for the year ended December 31, 2003.

						Six months ended
	Year ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

	(dollars in thousands, except per share data)
U.S. GAAP Statements of Operations Data:
Gross premiums written	$271,975	$654,518	$862,166	$1,153,606	$1,894,530	$831,927	$1,173,717

Net premiums written	$212,758	$502,622	$701,334	$984,650	$1,631,245	$733,693	$1,032,643

Net premiums earned	$216,566	$508,408	$681,831	$900,537	$1,432,642	$635,174	$928,471
Net investment income	62,839	121,169	126,593	114,600	123,028	58,228	59,140
Net realized investment gains	53,491	4,783	23,611	13,313	135,796	18,950	169,815

Total revenues	332,896	634,360	832,035	1,028,450	1,691,466	712,352	1,157,426

Losses and loss adjustment expenses	166,052	383,883	503,464	725,767	987,195	436,910	627,459
Acquisition costs	53,696	136,731	198,570	248,425	362,262	157,466	233,095
Other underwriting expenses	19,643	45,772	53,254	64,694	70,269	33,112	45,963
Other (income) expense, net	(7,087)	(11,586)	(3,839)	(755)	4,985	1,653	3,697
Interest expense	—	—	—	5,938	8,689	4,396	4,929

Total expenses	232,304	554,800	751,449	1,044,069	1,433,400	633,537	915,143

Income (loss) before income taxes and cumulative effect of a change in accounting principle	100,592	79,560	80,586	(15,619)	258,066	78,815	242,283
Federal and foreign income tax provision (benefit)	32,127	23,526	25,795	(7,658)	86,751	26,589	83,017

Income (loss) before cumulative effect of a change in accounting principle	68,465	56,034	54,791	(7,961)	171,315	52,226	159,266
Cumulative effect of a change in accounting principle	—	—	—	—	36,862	36,862	—

							Six months ended
	Year ended December 31,						June 30,

	1998	1999	2000	2001		2002	2002	2003

	(dollars in thousands, except per share data)
Net income (loss), as reported	$68,465	$56,034	$54,791	$(7,961)		$208,177	$89,088	$159,266
Adjustments:
Negative goodwill	(8,348)	(8,348)	(8,348)	(8,348)		—	—	—
Goodwill	—	1,781	2,516	2,516		—	—	—

Adjusted net income (loss)(3)	$60,117	$49,467	$48,959	$(13,793)		$208,177	$89,088	$159,266

BASIC
Weighted average shares outstanding	38,400,000	40,162,000	48,000,000	57,018,497		64,744,067	64,745,993	64,721,288

Basic earnings (loss) per share, as reported	$1.78	$1.40	$1.14	$(0.14	)(2)	$3.22	$1.38	$2.46
Adjustments:
Negative goodwill	(0.21)	(0.21)	(0.17)	(0.15)		—	—	—
Goodwill	—	0.04	0.05	0.05		—	—	—

Adjusted basic earnings (loss) per share(3)	$1.57	$1.23	$1.02	$(0.24)		$3.22	$1.38	$2.46

DILUTED
Weighted average shares outstanding	38,400,000	40,162,000	48,000,000	57,018,497		65,129,726	65,134,081	65,085,416

Diluted earnings (loss) per share, as reported	$1.78	$1.40	$1.14	$(0.14	)(2)	$3.20	$1.37	$2.45
Adjustments:
Negative goodwill	(0.21)	(0.21)	(0.17)	(0.15)		—	—	—
Goodwill	—	0.04	0.05	0.05		—	—	—

Adjusted diluted earnings (loss) per share(3)	$1.57	$1.23	$1.02	$(0.24)		$3.20	$1.37	$2.45

U.S. GAAP Balance Sheet Data (at period end):
Total investments and cash	$1,172,679	$2,603,242	$2,641,615	$2,659,776		$3,082,403	$2,832,963	$3,610,119
Total assets	1,800,341	4,079,726	4,254,103	4,648,291		5,304,960	4,857,058	5,719,062
Unpaid losses and loss adjustment expenses	1,176,292	2,569,895	2,566,396	2,720,220		2,871,552	2,745,715	3,065,532
Debt obligations	—	—	—	200,000		206,340	200,845	206,121
Total stockholders’ equity	384,791	806,336	957,875	820,872		1,056,083	958,204	1,284,853
Book value per share(1)	10.02	16.80	19.96	12.60		16.25	14.72	19.77
Dividends per share(1)	0.94	2.46	1.77	0.03		0.10	0.05	0.05

						Six months ended
	Year ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

Selected U.S. GAAP Financial Ratios:
Losses and loss adjustment expense ratio	76.7%	75.5%	73.9%	80.6%	68.9%	68.8%	67.6%
Underwriting expense ratio	33.8	35.9	36.9	34.8	30.2	30.0	30.0

Combined ratio	110.5%	111.4%	110.8%	115.4%	99.1%	98.8%	97.6%

(1)	Based on our common stock outstanding of 65,003,963 shares as of June 30, 2003 and December 31, 2002, 65,075,563 shares as of June 30, 2002, 65,142,857 shares as of December 31, 2001, 48,000,000 shares as of December 31, 2000 and 1999 and 38,400,000 shares as of December 31, 1998.

(2)	Inclusion of the unvested portion of the restricted common stock granted under the Odyssey Re Holdings Corp. Restricted Share Plan would have an anti-dilutive effect on the 2001 diluted earnings per share (i.e., the diluted earnings per share would be greater than the basic earnings per share); accordingly, such shares were excluded from the calculation of the 2001 earnings per share.

(3)	Assumes retroactive implementation of SFAS Nos. 141 and 142, which relates to goodwill and negative goodwill.

DESCRIPTION OF THE NOTES

      The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the Debt Securities set forth in the accompanying prospectus under “Description of Debt Securities”. The description is qualified in its entirety by reference to the indenture under which the notes are to be issued. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to those terms in the accompanying prospectus. When we refer to “OdysseyRe,” “we,” “our,” or “us” in this section, we refer only to Odyssey Re Holdings Corp., a Delaware corporation, and not its subsidiaries.

General

      The notes will be issued under the indenture to be dated as of                     , 2003, between us and The Bank of New York, as trustee. The notes will be direct unsecured obligations of the Company initially issued in an aggregate principal amount of $125.0 million and will mature on                     , 2013.

      The notes will bear interest at the rate of      % per year from                     , 2003, or from the most recent date to which interest has been paid or provided for, payable semi-annually on  and                     , commencing                     , 2004 to the persons in whose names the notes are registered at the close of business on the next preceding                     or                     , respectively.

      The indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness. The notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. As of June 30, 2003, our subsidiaries had approximately $4.2 billion of liabilities (excluding intercompany liabilities).

      We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the indenture, equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.

      The notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

      We may redeem the notes in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus                     basis points, plus, in each case, accrued interest thereon to the date of redemption.

      “Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      “Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

      “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with OdysseyRe.

      “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

      “Reference Treasury Dealer” means each of (1) Banc of America Securities LLC, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. or their affiliates which are primary U.S. Government securities dealers in The City of New York (a “Primary Treasury Dealer”), and their respective successors and (2) two other Primary Treasury Dealers; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

      Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

      We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

Events of Default

      You will have special rights if an Event of Default occurs with respect to the notes and such Event of Default is not cured, as described under “Description of Debt Securities — Events of Default” in the accompanying prospectus.

      The term “Event of Default” with respect to the notes means any of the following:

•	we do not pay the principal of, or any premium on, the notes on its due date;

•	we do not pay interest on the notes when due and payable, and such default continues for a period of 30 days;

•	we remain in breach of a covenant with respect to the notes for 60 days after we receive a written notice of default stating that we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of the notes then outstanding;

•	we fail to pay when due at maturity, or a default occurs resulting in the acceleration of maturity of any indebtedness for borrowed money of us, or of our subsidiaries whose assets constitute 15% or more of our total assets on a consolidated basis, in an aggregate amount of $25,000,000 or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us. The notice of default must be sent by either the trustee or holders of at least 25% of the principal amount of the notes then outstanding; or

•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

Merger or Consolidation

      Under the indenture we will generally be permitted to consolidate or merge with another entity. We will also be permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless, among other things, the following conditions are met:

•	in the event that we merge out of existence or sell all or substantially all of our assets, the resulting entity must agree to be legally responsible for the notes;

•	the merger or sale of all or substantially all of our assets must not cause a default on the notes, and we must not already be in default (unless the merger or sale would cure the default) with respect to the notes; and

•	the resulting, surviving or transferee entity must be organized and existing under the laws of the United States, any state thereof, the District of Columbia or specified jurisdictions outside the United States.

Book-Entry System

      The notes will be represented by one or more registered global securities (the “Registered Global Security”) registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the “Depository”)), or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under “Description of Debt Securities — Holders of Registered Debt Securities” and “Description of Debt Securities — Global Securities” in the accompanying prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by the Depository and its participants. Except as described under “Description of Debt Securities — Global Securities” in the prospectus, owners of beneficial interests in the Registered Global Security representing the notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture.

      The Depository has advised OdysseyRe and the underwriters as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository holds securities that its participants (“Direct Participants”) deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depository and its Direct and Indirect Participants are on file with the SEC.

      Purchases of notes under the Depository’s system must be made by or through Direct Participants, which will receive a credit for such notes on the Depository’s records. The ownership interest of each actual purchaser of notes represented by the Registered Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Security representing notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial

Owners will not receive notes in definitive form, except in the event that use of the book-entry system for such notes is discontinued or upon the occurrence of certain other events described in the accompanying prospectus and in this prospectus supplement.

      To facilitate subsequent transfers, the Registered Global Security representing notes that are deposited by Direct Participants is registered in the name of the Depository’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Security with the Depository and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Security representing the notes; the Depository’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither the Depository nor Cede & Co. (or any other Depository nominee) will consent or vote with respect to the Registered Global Security representing the notes. Under its usual procedures, the Depository mails an omnibus proxy (an “Omnibus Proxy”) to OdysseyRe as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

      Principal, premium, if any, and interest payments on the Registered Global Security representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository’s practice is to credit Direct Participants’ accounts upon the Depository’s receipt of funds and corresponding detail information from OdysseyRe or the trustee on the payment date in accordance with their respective holdings shown on the Depository’s records. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those Direct and Indirect Participants and not of the Depository, the trustee or OdysseyRe, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of OdysseyRe or the trustee, disbursement of those payments to Direct Participants is the responsibility of the Depository, and disbursement of those payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither OdysseyRe nor the trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

      The Depository may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to OdysseyRe or the trustee. Under such circumstances, and in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

      We may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

      The information in this section concerning the Depository and the Depository’s book-entry system has been obtained from sources that OdysseyRe believes to be reliable, but we take no responsibility for the accuracy of this information.

UNDERWRITING

      Under the terms of, and subject to the conditions contained in, an underwriting agreement dated as of                               , 2003, the underwriters named below, for whom Banc of America Securities LLC, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the respective principal amount of the notes set forth opposite their respective names below:

Principal
Underwriter	Amount of Notes

Banc of America Securities LLC	$
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.

Total	$125,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the notes in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

      The underwriters propose to offer the notes initially at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession of        % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of        % of such principal amount of the notes on sales to certain other dealers. After the initial offering of the notes, the public offering price and other selling terms may be changed by the underwriters.

      The notes are a new issue of securities with no established trading market. The underwriters may make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to the development or liquidity of the trading market for the notes.

      In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or dealer for distributing the notes in the offering, if the syndicate repurchased previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the notes above independent market levels. The underwriters are not required to engage in these activities and may end these activities at any time.

      Banc of America Securities LLC, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Banc of America Securities LLC, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Banc of America Securities LLC, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. based on transactions Banc of America Securities LLC, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. conduct through the system. Banc of America Securities LLC, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended or contribute to payments the underwriters may be required to make in respect of those liabilities.

      We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                    .

      Banc of America Securities LLC, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and their affiliates have provided, from time to time, and may continue to provide, investment banking, commercial banking, financial and other services to us for which we have paid, and intend to pay, customary fees.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

      By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “— Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases notes offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

      The following summary discusses certain material U.S. federal income tax consequences of the purchase, ownership, and disposition of the notes. This summary applies to you if you are a non-U.S. holder (as defined below). This summary deals only with notes held as capital assets and is applicable only to initial purchasers of notes who purchase the notes for an amount of cash equal to the initial offering price of such notes. Additionally, this summary does not address specific tax consequences that may be relevant to you if you are a holder subject to special tax treatment, including a dealer in securities or currencies, a bank, a financial institution, an insurance company, a tax-exempt entity, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, or a person who holds the notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle. This summary does not address alternative minimum tax consequences, if any, or any state, local or foreign tax consequences. Special rules may apply to certain non-U.S. holders, such as U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and investors in pass-through entities. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect.

      If you are considering the purchase of notes, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you as well as any consequences arising under the laws of any other taxing jurisdiction.

      For purposes of this summary, you are a non-U.S. holder if you are not a U.S. person and are not an entity treated as a partnership. A U.S. person is (i) a citizen or resident alien individual of the United States; (ii) a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If a partnership holds the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor.

Payments of Interest and Principal

      The 30% U.S. federal withholding tax will not apply to any payment to you of interest or principal on a note provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is related to us within the meaning of section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	(i) you provide your name and address, and certify on an IRS Form W-8BEN (or successor form), under penalties of perjury, that you are not a U.S. person or (ii) you hold your notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable U.S. Treasury regulations.

      Special certification rules apply to you if you are a non-U.S. holder that is a pass-through entity rather than a corporation or an individual.

      If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (i) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (ii) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business or, if a tax treaty applies, is attributable to your U.S. permanent establishment, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, Redemption or Other Disposition

      Any gain realized upon the sale, exchange, redemption or other disposition of a note generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States, or, if a tax treaty applies, is attributable to your U.S. permanent establishment, or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

      If you are a non-U.S. holder whose gain is described in the first bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rate(s). If you are a corporate non-U.S. holder whose gain is described in the first bullet point above, you may also be subject to a branch profits tax at a 30% rate or a lower rate if an income tax treaty applies. If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States.

Information Reporting and Backup Withholding

      If you are a non-U.S. holder, in general, you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above. In addition, you will not be subject to backup withholding with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld respect to, any interest paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax provided the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS

      The validity of the notes offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

      The financial statements and the related financial statement schedules, incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$125,000,000

Odyssey Re Holdings Corp.

% Notes Due 2013

Prospectus Supplement

                                    , 2003

Banc of America Securities LLC

Credit Suisse First Boston

JPMorgan